UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

______________________

TITANIUM ASSET MANAGEMENT CORP.

(Name of Subject Company (Issuer))

______________________

TAMCO ACQUISITION, LLC
TAMCO HOLDINGS, LLC

(Name of Filing Persons (Offeror))

NIS ACQUISITION LLC

BOYD-TAMCO HOLDINGS, LLC
(Name of Filing Persons — (Other Person(s))

______________________

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

U8885X107

(CUSIP Number of Class of Securities)

Jonathan B. Hoenecke

TAMCO Acquisition, LLC

777 E. Wisconsin Avenue

Milwaukee, WI 53202

Tel: (414) 765-1980

Fax: 414-765-1998

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

______________________

With a copy to:

Gregory J. Bynan

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-7342

_____________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Schedule TO consists of a joint press release of Titanium Asset Management Corp. (the “Company”) and TAMCO Holdings, LLC (“Parent”) relating to the proposed acquisition of the Company by Parent pursuant to the terms of an Agreement and Plan of Merger, dated September 9, 2013, by and among Parent, TAMCO Acquisition, LLC, a wholly-owned subsidiary of Parent (“Purchaser”), and the Company.

The press release filed herewith as Exhibit 99.1 is not an offer to purchase or a solicitation of an offer to sell securities of the Company. The planned tender offer by Purchaser for all of the outstanding shares of common stock of the Company has not been commenced. On commencement of the tender offer, Parent and Purchaser will mail to the Company stockholders an Offer to Purchase and related materials and the Company will mail to its stockholders a Solicitation/Recommendation Statement with respect to the tender offer. Parent and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, including an Offer to Purchase and Letter of Transmittal, and the Company will file with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9. Company stockholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the Offer. Company stockholders may obtain a free copy of these materials (when they become available) and other documents filed by Parent and Purchaser or the Company with the SEC at the website maintained by the SEC at www.sec.gov or on the Company’s website at www.ti-am.com. These materials may also be obtained (when they become available) for free by contacting Morrow & Co., LLC, the Information Agent for the Offer, at (800) 607-0088 (toll free).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Text of joint press release issued by Parent and the Company, dated September 9, 2013

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